UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________ to ______________
Commission file number 0-15386
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cerner Corporation 2001 Associate Stock Purchase Plan
B.	Name of issue of the securities held pursuant to the plan and the address of its principal executive office:
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

Required Information

Report of Independent Registered Public Accounting Firm — 2010	1

Report of Independent Registered Public Accounting Firm — 2009	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2010 and December 31, 2009	3

Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2010, 2009 and 2008	4

Notes to Financial Statements	5

EX-23.1
EX-23.2

SIGNATURE
The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATE STOCK PURCHASE PLAN
Dated: March 25, 2011	By:	/s/ Marc G. Naughton
Marc G. Naughton, Executive Vice
President and Chief Financial Officer

Cerner Corporation
2001 Associate Stock Purchase Plan
Financial Statements
December 31, 2010
(With Reports of Independent Registered Public Accounting Firms Thereon)

Report of Independent Registered Public Accounting Firm
Board of Directors
Cerner Corporation 2001 Associate Stock Purchase Plan
Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation 2001 Associate Stock Purchase Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cerner Corporation 2001 Associate Stock Purchase Plan as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Brown Smith Wallace, LLC
St. Louis, Missouri
March 25, 2011

Board of Directors
Cerner Corporation Associate Stock Purchase Plan
Kansas City, Missouri
Report of Independent Registered Public Accounting Firm
We have audited the accompanying statement of net assets available for benefits of the Cerner Corporation Associate Stock Purchase Plan (Plan) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008 in conformity with U.S. generally accepted accounting principles
/s/ Weaver & Martin, LLC
Kansas City Missouri
March 25, 2010

Cerner Corporation Associate Stock Purchase Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Contributions receivable	$2,407,321	$2,139,799
Refunds payable	(74,149)	(47,773)

Net assets available for benefits	$2,333,172	$2,092,026

See accompanying notes to financial statements.

Cerner Corporation Associate Stock Purchase Plan
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2010	2009	2008

Participant contributions	$8,996,830	$7,487,946	$7,137,525
Distributions of stock purchases	8,755,684	7,055,362	7,450,192

Increase (decrease) in net assets available for benefits	241,146	432,584	(312,667)

Net assets available for benefits:
Beginning of year	2,092,026	1,659,442	1,972,109

End of year	$2,333,172	$2,092,026	$1,659,442

See accompanying notes to financial statements.

1.	Description of the Plan

The following description of the 2001 Cerner Corporation Associate Stock Purchase Plan, as amended and restated March 1, 2010 (the Plan) is provided for general information purposes only. Reference should be made to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Cerner Corporation effective May 25, 2001 and amended and restated by Company management on March 1, 2010. The Plan is a non-qualified stock purchase plan and therefore is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All full-time associates are eligible to participate in the Plan except for:
•	Associates who, as of the date of grant of an option, have been continuously employed by the Company for less than two weeks

•	Associates who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company Common Stock

•	Associates who are customarily employed by the Company for less than 20 hours per week or for not more than five months in any calendar year

•	Associates who are not paid in U.S. dollars
Once associates have enrolled in the Plan, they are not required to re-enroll each option period unless they have withdrawn from the Plan prior to the next enrollment period.

Contributions

Participants may elect to make after-tax contributions from 1% to 20% of compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. The elected contribution may be changed as often as desired. Participant contributions are accumulated and held by the Company. The Company remits participant contributions to the Plan at the end of each quarter. The contributions are then used to purchase shares of Cerner Corporation Common Stock. Participant’s contributions are fully vested at all times.

Distributions

The Plan gives all eligible participants the opportunity to purchase shares of common Stock at a 15% discount on the last day of the purchase period, as defined by the Plan. The Plan will have four offerings of the Company’s Common Stock each calendar year. Cerner applies the balance of the funds withheld on behalf of each participant to purchase shares of Cerner Corporation Common Stock and issues the shares to the participant. Participants take ownership of the Cerner Corporation Common Stock once they have been purchased; however, these shares may not be sold, transferred, or assigned for a period of one year after the date issued. All stock is held in individual participant’s accounts, therefore the Plan does not hold any investments.

Termination and Death Payments

Upon the termination of a participant’s employment with the Company for any reason other than death, the funds withheld on behalf of the participant under the Plan will be frozen to future accruals and the participant will be withdrawn from participation in the Plan. At that time, the participant may give written notice to the plan administrator within three business days after terminating of the participant’s desire to cancel his/her option under the Plan, in which case the balance of all funds withheld on behalf of the participant will be returned to the participant. If the participant provides no such notice or if there are less than three business days remaining before the last trading day of the current option period, then the shares of common stock will be purchased on such trading day.

In the case of death of a participant, the balance of all funds withheld on behalf of the deceased participant that have not been previously used to purchase common stock will be delivered to the participant’s executor, administrator or other legal representative of the participant’s estate.

2.	Summary of Significant Accounting Policies
Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Administrative Expenses

Administrative expenses incurred by the Plan are paid by Cerner Corporation.

Subsequent Event Evaluation

The Company evaluated subsequent events through the date these financial statements were issued, and concluded there were no subsequent events to recognize or disclose.

3.	Plan Termination
Although Cerner does not have any present intention of doing so, it has the right under the Plan to amend or terminate the Plan. In the event of termination, all funds withheld and accumulated by the Company on behalf of the participants shall be distributed to the participants in accordance with the Plan document.

4.	Tax Status
The Plan is not exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code); however, the Plan’s intent is to satisfy the requirements of Section 423 of the Code.